  EXHIBIT 99.1

Canagold Resources Ltd. Announces Closing of Private Placement

Vancouver, B.C. – July 28, 2023 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce it has closed a non-brokered private placement (the “Offering”) of common shares in the capital of the Company (the “Shares”) at a price of $0.21 per Share.

The Company issued  21,000,000 Shares for aggregate gross proceeds of $4,410,000. The Shares issued in connection with the closing of the Offering are subject to a statutory hold period for four months plus a day in accordance with applicable securities legislation ending on December 1, 2023.

The net proceeds from the Offering will be used for the development of the Company’s properties and for general administrative and working capital purposes. The Company received conditional approval from the Toronto Stock Exchange (the “TSX”) for the Offering on June 19, 2023, and is currently seeking final approval.

Two of the subscribers to the Offering are insiders of the Company who subscribed for an aggregate of 13,500,000 Shares. The issuance of Shares to these insiders constitutes a “related party transaction” as this term is defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from valuation requirement and minority approval pursuant to subsection 5.5(a) and 5.7(a) of MI 61-101, respectively, for the insider participation in the Offering, as the securities do not represent more than 25% of the Company’s market capitalization, as determined in accordance with MI 61-101.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

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Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the use of proceeds of the Offering, future performance of Canagold, and the Company’s plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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